Exhibit 99.1

Penn West Proposes a Name Change to Obsidian Energy

CALGARY, May 26, 2017 /CNW/ - PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to propose a name change to Obsidian Energy Ltd.

“As we look around today, our Company is very different from just a few short years ago,” reflected David French, President and Chief Executive Officer. “Over the past several months, we spoke a lot about concluding the story of our restructuring, which touched everything from our balance sheet, key development areas, people and operating practices. We rebuilt the Company from the assets up and refocused from the top down.

We no longer resemble the old ‘Penn West’. This year marks a new beginning for us, and we are excited to turn the page on a new chapter. In recognition of this, we will ask our shareholders to vote in favour of a proposed name change at our upcoming Annual and Special Meeting — a name and set of principles that will guide us as we move forward. Our new company is one based on discipline, relentless passion for the work we do, and accountability to our shareholders, our partners and the communities in which we operate.

We propose the name ‘Obsidian Energy’, after a naturally occurring volcanic glass with a similar sheen to crude oil. Obsidian is created through a geological process transforming into a substance of strength, dependability, and longevity. We’ll be proud to take the name and what it means for us.

As a Company, we are positioned with the right assets, people, and organizational structure to succeed in the current commodity price environment. We look forward to providing a more detailed review of our portfolio at our Analyst Day in the coming weeks and to our upcoming Annual and Special Meeting.”

Corporate Presentation

For those interested in learning more about the proposed name change, the Company has uploaded a brief presentation and video to its website, www.pennwest.com.

Annual and Special Meeting

WHEN:	Monday, June 26, 2017, at 10:00 a.m. (Mountain Daylight Time)
WHERE:	Metropolitan Conference Centre
333 – 4th Avenue SW
Calgary, Alberta

Associated Meeting Materials

Shareholders are reminded to review the management information circular (the “Circular”) prior to voting as the Circular has been prepared to help you make an informed decision.

The meeting materials (including the Circular) can be viewed online through the Company’s website www.pennwest.com, its profile on www.sedar.com or www.sec.gov and at the following internet address: www.meetingdocuments.com/cst/pwt.

You can also call our proxy solicitation agent, Kingsdale Advisors, at 1-800-775-1986 (toll-free within North America) or 416-867-2272 (collect call outside North America) if you have any questions or concerns.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”,

“estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: asking shareholders to approve the proposed name change at the scheduled Annual and Special Meeting of the Company; that the new name and set of principles will guide us as we move forward; that we will be proud to take the name and what it means for us; that we are positioned with the right assets, people and organizational structure to succeed in the current commodity price environment; and that at the analyst day in the coming weeks and at the upcoming Annual and Special Meeting, we will give the public a more detailed review of our portfolio.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the Annual and Special Meeting will occur on the scheduled day or within the allowable time frame for a postponement of adjournment; that the analyst day will occur in the coming weeks; that the shareholders will approve the name change and the Company can proceed as Obsidian Energy; and that we will continue to have the same assets, people and organizational structure moving forward in this pricing environment.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@pennwest.com